Kickstarter Update, Feb. 29, 2016, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1505315

Pathfinder Program Update

Our Pathfinder Program continues without major hiccups. No showstopper hardware issues have been reported thus far. In a recent survey, more than 80% of our Pathfinders stated that they no longer wanted to experience VR without the Omni or would use the Omni for most VR sessions. They reported that the level of presence, engagement, and fun in VR is higher when using the Omni than with conventional VR. See a few recent home-made Pathfinder videos below:

Kickstarter Update, Feb. 29, 2016, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1505315

We will continue the Pathfinder program in the coming weeks to ensure no issues come up before we kick our production in higher gear. At that time, we will be able to communicate a production and delivery schedule. Thank you for your ongoing patience and support.

VR eSports Tournament

At CES in January we organized the first ever VR eSports tournament, with four Omnis on stage and live shout casters calling the action as players battled each other in Omni Arena. Such an Active VR first-person shooter experience is only possible with the Omni. See a fun video below of the eSports event:

We will organize another VR eSports exhibition at the Game Developers Conference (GDC) in San Francisco in a few weeks!

$25 Million Testing-The-Waters

Our Testing-The-Waters campaign on SeedInvest has now collected more than $25 million of indications of interest from potential investors. We are getting ready to move forward with our round and will announce the exact launch date and size of our round soon. Stay tuned!

Thank you for your continued patience and support, and as always please join us on our Forums if you’d like to discuss this update or anything VR related:

Best regards,

Jan and the Virtuix Team

Kickstarter Update, Feb. 29, 2016, https://www.kickstarter.com/projects/1944625487/omni-move-naturally-in-your-favorite-game/posts/1505315

Legal Disclaimer: Virtuix Holdings, Inc. (“Virtuix”) is “testing the waters” to gauge market demand from potential investors for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an offering statement that has been qualified by the Commission. A preliminary offering circular that forms a part of the offering statement has been filed with the commission, a copy of which may be obtained from www.seedinvest.com/virtuix.

Previous update

Like

Virtuix, Jose A. Velazquez, and 5 more people like this update.

Comments

Leave a comment (for backers only)

1.

1. 

chensypei 2 days ago

Is there at least an ETA for when we can get our units? some of us have literally been waiting for years now :P

2. 

Carl on March 1

Great, wish I had got in on the pathfinder now that I'm getting the Vive in April. Can hardly wait. Thanks for the updates, keep them coming!

3. 

NobleBrutus on February 29

Thanks for these updates Virtuix, it's great to see the videos of backers who've received their units.